Exhibit 12(b)

CLECO POWER
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	For the		For the		For the
	three		nine		twelve
	months		months		months
	ended		ended		ended
September 30, 2002
(Thousands, except ratios)

Earnings from continuing operations	$ 19,719		$ 49,198		$ 66,077
Income taxes	$ 9,547		$ 26,950		$ 35,796

Earnings from continuing operations before income taxes	$ 29,266		$ 76,148		$ 101,873
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Fixed charges:
Interest, long-term debt	$ 6,169		$ 18,729		$ 24,452
Interest, other (including interest on short-term debt)	$ 851		$ 1,873		$ 2,230
Amortization of debt expense, premium, net	$ 257		$ 683		$ 895
Portion of rentals representative of an interest factor	$ 128		$ 414		$ 540

Total fixed charges	$ 7,405		$ 21,699		$ 28,117
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Earnings from continuing operations before income
taxes and fixed charges	$ 36,671		$ 97,847		$ 129,990
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Ratio of earnings to fixed charges	4.95	x	4.51	x	4.62	x
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